Exhibit 99.1

UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2009 AND 2008
Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone: 886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of income and cash flows for the three-month periods ended March 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 3(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of March 31, 2009 and 2008, of the investees, which were reviewed by the other independent accountants. Our review insofar as it relates to the investment loss amounted to NT$26 million and NT$45 million for the three-month periods ended March 31, 2009 and 2008, and the related long-term investment balances of NT$3,302 million and NT$4,255 million as of March 31, 2009 and 2008, respectively, is based solely on the reports of the other independent accountants.
We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should have been made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As described in Note 2(1) to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
As described in Note 2(3) to the consolidated financial statements, effective January 1, 2008, the Company has adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized share-based employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.
April 17, 2009
Taipei, Taiwan
Republic of China
Notice to Readers
The accompanying unaudited consolidated financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
March 31, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

		As of March 31,
	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents	3(1)	$47,103,855	$41,097,714
Financial assets at fair value through profit or loss, current	3(2)	1,128,453	4,299,487
Notes receivable		11,740	20,241
Accounts receivable, net	3(3)	7,156,173	13,156,394
Accounts receivable — related parties, net	4	31,925	391,056
Other receivables		502,380	468,212
Inventories, net	1, 2, 3(4)	7,308,322	11,564,132
Prepaid expenses		696,800	860,397
Deferred income tax assets, current		621,074	1,280,454

Total current assets		64,560,722	73,138,087

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(2)	331,778	102,971
Available-for-sale financial assets, noncurrent	3(5), 3(7), 3(10)	23,189,870	42,227,377
Financial assets measured at cost, noncurrent	3(6), 3(7), 3(10)	7,547,258	8,349,605
Long-term investments accounted for under the equity method	3(7)	9,404,810	9,282,436
Prepayment for long-term investments		5,160	—

Total funds and investments		40,478,876	59,962,389

Property, plant and equipment	3(8), 5
Land		2,212,042	2,087,561
Buildings		24,018,499	22,783,227
Machinery and equipment		462,177,080	444,398,648
Transportation equipment		74,358	84,531
Furniture and fixtures		3,567,236	3,467,511
Leasehold improvements		56,085	40,088

Total cost		492,105,300	472,861,566
Less : Accumulated depreciation		(395,305,814)	(355,516,829)
Add : Construction in progress and prepayments		5,111,688	10,213,997

Property, plant and equipment, net		101,911,174	127,558,734

Intangible assets
Goodwill		7,615	3,498,687
Other intangible assets		352	305

Total intangible assets		7,967	3,498,992

Other assets
Deferred charges		807,253	1,357,180
Deferred income tax assets, noncurrent		3,574,034	3,432,964
Other assets — others	3(9), 5	2,149,718	2,129,278

Total other assets		6,531,005	6,919,422

Total assets		$213,489,744	$271,077,624

Liabilities and Shareholders’ Equity
Current liabilities
Short-term loans	3(11)	$102,361	$743,883
Financial liabilities at fair value through profit or loss, current	3(12)	33,189	224,775
Notes and accounts payable		2,924,065	5,229,501
Income tax payable		786,677	1,348,366
Accrued expenses		6,246,393	7,463,530
Payable on equipment		1,332,794	2,868,930
Current portion of long-term liabilities	3(13)	—	10,499,910
Other current liabilities		539,719	598,500
Deferred income tax liabilities, current		23,868	—

Total current liabilities		11,989,066	28,977,395

Long-term liabilities
Bonds payable	3(13)	7,497,652	7,495,575
Long-term loans	3(14), 5	700,000	—

Total long-term liabilities		8,197,652	7,495,575

Other liabilities
Accrued pension liabilities		3,229,188	3,185,757
Deposits-in		10,187	12,556
Deferred income tax liabilities, noncurrent		13,602	13,696
Other liabilities — others		303,999	446,889

Total other liabilities		3,556,976	3,658,898

Total liabilities		23,743,694	40,131,868

Capital	3(15), 3(18)
Common stock		129,877,713	132,144,949
Additional paid in capital	3(15)
Premiums		51,239,148	59,435,560
Treasury stock transactions		—	274
Change in equities of long-term investments		6,923,792	6,714,826
Retained earnings	3(15), 3(18)
Legal reserve		19,711,865	18,476,942
Special reserve		—	824,922
Unappropriated earnings(accumulated deficit)		(34,908,465)	12,555,055
Adjustment items in shareholders’ equity	3(5)
Cumulative translation adjustment		2,914,403	(4,527,769)
Unrealized gain or loss on financial instruments		10,217,372	13,539,721
Treasury stock	3(15), 3(17)	(2,513,138)	(15,003,247)

Total shareholders’ equity of parent company		183,462,690	224,161,233

Minority interests		6,283,360	6,784,523

Total shareholders’ equity		189,746,050	230,945,756

Total liabilities and shareholders’ equity		$213,489,744	$271,077,624

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the three-month periods ended March 31, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2009	2008
Operating revenues	4
Sales revenues		$10,882,319	$25,134,132
Less : Sales returns and discounts		(255,800)	(512,641)

Net Sales		10,626,519	24,621,491
Other operating revenues		557,764	518,667

Net operating revenues		11,184,283	25,140,158

Operating costs	1, 2, 3(4)
Cost of goods sold		(15,860,532)	(20,996,727)
Other operating costs		(263,912)	(314,150)

Operating costs		(16,124,444)	(21,310,877)

Gross profit (loss)		(4,940,161)	3,829,281
Unrealized intercompany profit		(17,709)	(66,858)
Realized intercompany profit		61,178	85,543

Gross profit (loss)-net		(4,896,692)	3,847,966

Operating expenses
Sales and marketing expenses		(797,076)	(905,361)
General and administrative expenses		(653,760)	(869,610)
Research and development expenses		(1,821,786)	(2,065,785)

Subtotal		(3,272,622)	(3,840,756)

Operating income (loss)		(8,169,314)	7,210

Non-operating income
Interest revenue		68,194	183,888
Gain on disposal of property, plant and equipment		2,404	5,842
Gain on disposal of investments		53,772	854,773
Exchange gain, net		258,813	—
Gain on valuation of financial assets	3(2)	—	105,802
Gain on valuation of financial liabilities	3(12)	—	86,806
Other income		191,363	140,071

Subtotal		574,546	1,377,182

Non-operating expenses
Interest expense	3(8)	(14,763)	(36,758)
Investment loss accounted for under the equity method, net	3(7)	(197,575)	(331,721)
Loss on disposal of property, plant and equipment		—	(2,640)
Exchange loss, net		—	(730,338)
Financial expenses		(11,261)	(15,521)
Impairment loss	3(10)	—	(44,944)
Loss on valuation of financial assets	3(2)	(470,819)	—
Loss on valuation of financial liabilities	3(12)	(166,103)	—
Other losses		(26,595)	(36,595)

Subtotal		(887,116)	(1,198,517)

Income (Loss) from continuing operations before income tax		(8,481,884)	185,875
Income tax expense		(32,527)	(92,551)

Net income (loss)		$(8,514,411)	$93,324

Attributable to:
Shareholders of the parent		$(8,160,049)	$205,828
Minority interests		(354,362)	(112,504)

Net income (loss)		$(8,514,411)	$93,324

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (Loss) per share-basic (NTD)	3(19)
Net income (Loss) attributable to shareholders of the parent		$(0.64)	$(0.64)	$0.02	$0.02

Earnings (Loss) per share-diluted (NTD)	3(19)
Net income (Loss) attributable to shareholders of the parent		$(0.64)	$(0.64)	$0.01	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2009	2008
Cash flows from operating activities:
Net (loss) income attributable to shareholders of the parent	$(8,160,049)	$205,828
Net loss attributable to minority interests	(354,362)	(112,504)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,753,552	9,514,057
Amortization	181,315	383,903
Bad debt expenses	160,859	1,367
Gain on recovery in market value and obsolescence of inventories	(924,914)	(1,056)
Cash dividends received under the equity method	—	134,924
Investment loss accounted for under the equity method	197,575	331,721
Loss (gain) on valuation of financial assets and liabilities	636,922	(192,608)
Impairment loss	—	44,944
Gain on disposal of investments	(53,772)	(854,773)
Gain on disposal of property, plant and equipment	(2,404)	(3,202)
Amortization of bond discounts	542	6,205
Exchange loss (gain) on financial assets and liabilities	36,369	(60,765)
Exchange gain on long-term liabilities	—	(177,917)
Amortization of deferred income	(51,552)	(37,870)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(54,771)	537,878
Notes and accounts receivable	1,358,981	1,311,521
Other receivables	72,265	38,947
Inventories	1,793,208	141,668
Prepaid expenses	(229,577)	(207,513)
Deferred income tax assets	12,581	(183,291)
Other current assets	5,986	—
Accounts payable	188,327	14,341
Accrued expenses	(725,029)	(383,547)
Other payables	(7,061)	—
Other current liabilities	(148,992)	(42,240)
Accrued pension liabilities	8,680	14,604
Capacity deposits	—	(4,447)
Other liabilities — others	(16,472)	(8,389)

Net cash provided by operating activities	2,678,207	10,411,786

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(210,961)	—
Proceeds from disposal of financial assets at fair value through profit or loss	61,996	—
Acquisition of available-for-sale financial assets	(58,000)	(148,015)
Proceeds from disposal of available-for-sale financial assets	186,898	1,254,145
Acquisition of financial assets measured at cost	(53,188)	(275,520)
Proceeds from disposal of financial assets measured at cost	57,770	63,030
Acquisition of long-term investments accounted for under the equity method	(372,017)	(11,833)
Proceeds from disposal of long-term investments accounted for under the equity method	—	535
Acquisition of held-to-maturity financial assets	(68,196)	—
Proceeds from maturity of held-to-maturity financial assets	433,559	—
Proceeds from capital reduction and liquidation of investments	15,140	57,666
Acquisition of property, plant and equipment	(1,571,736)	(5,741,629)
Proceeds from disposal of property, plant and equipment	2,907	5,315
Increase in deferred charges	(84,653)	(342,092)
Decrease in other assets	2,929	8,449

Net cash used in investing activities	(1,657,552)	(5,129,949)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars)
(continued)

	For the three-month periods ended March 31,
	2009	2008

Cash flows from financing activities:
Proceeds (repayment) from short-term loans	$(36,985)	$403,550
Proceeds from long-term loans	200,000	—
Repayments of long-term loans	(200,000)	—
Redemption of bonds	—	(12,216,623)
Increase (decrease) in deposits-in, net	166	(1,817)
Purchase of treasury stock	(2,393,337)	—
Payment of capital lease	(795)	—
Decrease in minority shareholders	(4,234)	—

Net cash used in financing activities	(2,435,185)	(11,814,890)

Effect of exchange rate changes on cash and cash equivalents	(48,264)	(47,380)

Net decrease in cash and cash equivalents	(1,462,794)	(6,580,433)
Cash and cash equivalents at beginning of period	48,566,649	47,678,147

Cash and cash equivalents at end of period	$47,103,855	$41,097,714

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,801	$4,116

Cash paid (refunded) for income tax	$20,753	$(27,466)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$1,195,876	$2,574,285
Add: Payable at beginning of period	1,718,134	6,036,274
Less: Payable at end of period (including notes payable)	(1,342,274)	(2,868,930)

Cash paid for acquiring property, plant and equipment	$1,571,736	$5,741,629

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009 and 2008
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement. According to this order, the Company is only required to disclose the differences of accounting policies between the latest audited consolidated financial statements and the current ones and to disclose the consolidated entities. The following items can be exempt from disclosures:
i.	History and organization;

ii.	Income tax;

iii.	Pension plan;

iv.	Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.	Attachments pertaining to significant transactions, investments, and investments in Mainland China.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2008, except those stated below:

(1)	General Description of the Reporting Entities
a.	Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

b.	The consolidated entities are as follows:

As of March 31, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Sales and manufacturing of LCOS	89.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	52.74
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

As of March 31, 2008

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	Consulting and planning for investment in new business	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMO	Sales and manufacturing of LCOS	85.24
UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
UMO	UMO (HK) LIMITED (Note)	Investment holding	100.00
Note: UMO (HK) LIMITED has filed for liquidation in October 2008, and it is not included in the consolidated financial statements of three-month period ended March 31, 2009.
(2)	Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Prior to January 1, 2009, inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. Effective January 1, 2009, inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.	ACCOUNTING CHANGES
(1)	Inventories

Effective January 1, 2009, the Company adopted the newly revised SFAS No.10, “Accounting for Inventories”. The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised SFAS No.10, the net loss and loss per share for the three-month period ended March 31, 2009, are NT$1,589 million and NT$0.12 higher, respectively. The non-operating income of NT$38 million for the three-month period ended March 31, 2008 was also reclassified to cost of goods sold.

(2)	Employee Stock Options

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-Based Payment” to account for share-based payments. This change in accounting principles had no effect on net income or earnings per share for the three-month period ended March 31, 2008.

(3)	Employee Bonuses and Remunerations Paid to Directors and Supervisors

Effective January 1, 2008, the Company adopted Accounting Research and Development Foundation interpretation No. 96-052 to account for employee bonuses and remunerations paid to directors and supervisors. This change in accounting principles had effects to decrease a net income by NT$54 million and decrease NT$0.004 earnings per share for the three-month period ended March 31, 2008.

3.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of March 31,
	2009	2008
Cash
Cash on hand	$2,521	$2,957
Checking and savings accounts	5,563,384	6,710,429
Time deposits	35,346,477	28,568,639

Subtotal	40,912,382	35,282,025

Cash equivalents	6,191,473	5,815,689

Total	$47,103,855	$41,097,714

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of March 31,
	2009	2008
Current
Listed stocks	$928,919	$4,180,169
Bonds	193,456	—
Forward contract	6,078	115,358
Open-end fund	—	3,960

Subtotal	1,128,453	4,299,487

Non Current
Convertible bonds	218,301	48,834
Interest rate swaps	113,477	54,137

Subtotal	331,778	102,971

Total	$1,460,231	$4,402,458

During the three-month periods ended March 31, 2009 and 2008, net loss (gain) arising from the changes in fair value of financial assets at fair value through profit or loss were a net loss of NT$492 million and a net gain of NT$246 million, respectively.
(3)	ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2009	2008
Accounts receivable	$8,083,081	$14,183,217
Less: Allowance for sales returns and discounts	(759,159)	(1,023,204)
Less: Allowance for doubtful accounts	(167,749)	(3,619)

Net	$7,156,173	$13,156,394

(4)	INVENTORIES, NET

	As of March 31,
	2009	2008
Raw materials	$423,209	$1,158,136
Supplies and spare parts	2,147,582	2,253,646
Work in process	6,375,279	8,088,168
Finished goods	1,109,322	905,326

Total	10,055,392	12,405,276
Less: Allowance for loss on decline in market value and obsolescence	(2,747,070)	(841,144)

Net	$7,308,322	$11,564,132

a.
The factor that caused the net realizable value of inventory to be lower than its cost was disappearing. The company recognized a gain of NT$1,332 million on recovery of market value of inventories during the three-month period ended March 31, 2009.

b.	Inventories were not pledged.

(5)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of March 31,
	2009	2008
Common stocks	$22,943,046	$41,977,360
Depositary receipts	214,619	121,375
Funds	32,205	128,642

Total	$23,189,870	$42,227,377

During the three-month periods ended March 31, 2009 and 2008, the net unrealized gain (loss) adjustments to shareholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$7,026 million and a loss of NT$7,504 million, respectively.
Additionally, the Company recognized gains of NT$51 million and NT$821 million due to the disposal of available-for-sale assets during the three-month periods ended March 31, 2009 and 2008, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP., 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.1 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo will be removed on May 10 and August 23, 2009, respectively.

(6)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2009	2008
Common stocks	$4,496,060	$5,323,702
Preferred stocks	2,362,588	2,336,647
Convertible bonds	28,905	15,352
Funds	659,705	673,904

Total	$7,547,258	$8,349,605

The Company acquired 77,000 shares of Ralink Technology Corp. (Railink) through private placement in July 2007 and its subsequent stock dividends, 4.2 million shares of INPAQ Technology Co., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, and 4.6 million shares of First International Telecom Corp. (First International Telecom) through private placement in March 2008. The exchanges of these shares listed above are restricted by the provision in Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Railink, INPAQ and First International Telecom will be removed on September 29, 2010, January 31, 2011 and April 25, 2011, respectively.
(7)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of March 31,
	2009		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
Unlisted companies

PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note A)	$7,379	49.99	$127,379	49.99
UWAVE TECHNOLOGY CORP. (UWAVE) (Note B)	—	48.64	—	48.64
ACHIEVE MADE INTERNATIONAL LTD.	28,656	48.03	22,085	43.29
MTIC HOLDINGS PTE LTD.	258,123	46.49	79,954	49.94
YUNG LI INVESTMENTS, INC.	256,841	45.16	269,293	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,441,804	45.00	1,950,952	45.00
AEVOE INTERNATIONAL LTD.	26,840	43.92	12,870	38.62
NEXPOWER TECHNOLOGY CORP.	3,226,125	42.06	770,726	34.55
UNITECH CAPITAL INC.	621,668	42.00	799,226	42.00
HSUN CHIEH INVESTMENT CO., LTD.	2,117,798	36.49	3,659,311	36.49
UC FUND II	120,977	35.45	128,667	35.45

	As of March 31,
	2009		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
WALTOP INTERNATIONAL CORP.	$174,660	34.69	$158,569	34.79
XGI TECHNOLOGY INC.	67,911	33.19	33,491	31.49
CRYSTAL MEDIA INC.	39,813	32.60	43,451	32.87
POWER LIGHT TECH CO., LTD.	61,159	31.58	—	—
CTC CAPITAL PARTNERS I, L.P.	152,656	31.40	136,930	32.11
ALLIANCE OPTOTEK CORP.	54,259	27.63	72,139	27.76
AMIC TECHNOLOGY CORP.	21,577	25.87	88,536	25.90
UNIMICRON HOLDING LIMITED	562,427	25.25	595,793	33.78
ANOTO TAIWAN CORP.	10,757	24.12	21,958	39.20
HIGH POWER LIGHTING CORP.	47,635	22.29	43,931	23.00
MOBILE DEVICES INC.	41,381	20.89	48,268	21.51
TRANSLINK CAPITAL PARTNERS I L.P. (Note C)	64,364	11.52	53,390	18.05
SMEDIA TECHNOLOGY CORP. (SMEDIA) (Note D)	—	—	165,517	44.86

Total	$9,404,810		$9,282,436

Note A:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2009.

Note B:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2009.

Note C:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note D:
As of December 31, 2008, SMEDIA, CHIP ADVANCED TECHNOLOGY INC. (CHIP ADVANCED) (accounted for as financial assets measured at cost, noncurrent), USBEST TECHNOLOGY INC. (USBEST) (accounted for as financial assets measured at cost, noncurrent) and ITE TECH. INC. (ITE) merged into ITE and were continued as ITE. (classified as an available-for-sale financial asset, noncurrent) after the merger. During the transaction, 1 share of SMEDIA was exchanged for 0.26 share of ITE, 1 share of CHIP ADVANCED was exchanged for 0.41 share of ITE, and 1 share of USBEST was exchanged for 1.05 shares of ITE.

b.
Total loss of investments accounted for under the equity method were NT$198 million and NT$332 million for the three-month periods ended March 31, 2009 and 2008, respectively. Investment loss amounted to NT$26 million and NT$45 million for the three-month periods ended March 31, 2009 and 2008, respectively, and the related long-term investment balances of NT$3,302 million and NT$4,255 million as of March 31, 2009 and 2008, were determined based on the investees’ financial statements reviewed by other independent accountants.

c.	The long-term equity investments were not pledged.
(8)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2009
		Accumulated
	Cost	Depreciation	Book Value
Land	$2,212,042	$—	$2,212,042
Buildings	24,018,499	(9,941,422)	14,077,077
Machinery and equipment	462,177,080	(382,323,927)	79,853,153
Transportation equipment	74,358	(65,494)	8,864
Furniture and fixtures	3,567,236	(2,929,935)	637,301
Leasehold improvement	56,085	(45,036)	11,049
Construction in progress and prepayments	5,111,688	—	5,111,688

Total	$497,216,988	$(395,305,814)	$101,911,174

	As of March 31, 2008
		Accumulated
	Cost	Depreciation	Book Value
Land	$2,087,561	$—	$2,087,561
Buildings	22,783,227	(8,368,608)	14,414,619
Machinery and equipment	444,398,648	(344,407,903)	99,990,745
Transportation equipment	84,531	(66,684)	17,847
Furniture and fixtures	3,467,511	(2,635,177)	832,334
Leasehold improvement	40,088	(38,457)	1,631
Construction in progress and prepayments	10,213,997	—	10,213,997

Total	$483,075,563	$(355,516,829)	$127,558,734

a.	Total interest expense before capitalization amounted to NT$24 million and NT$50 million for the three-month periods ended March 31, 2009 and 2008, respectively.
Details of capitalized interest are as follows:

	As of March 31,
	2009	2008
Buildings	$6,245	$2,992
Machinery and equipment	3,110	10,279
Other property, plant and equipment	17	26

Total interest capitalized	$9,372	$13,297

Interest rates applied	1.07%~1.23%	0.68%~0.91%

b.	Please refer to Note 5 for property plant and equipment pledged as collateral.
(9)	OTHER ASSETS—OTHERS

	As of March 31,
	2009	2008
Leased assets	$1,146,793	$1,191,301
Deposits-out	765,134	745,254
Others	237,791	192,723

Total	$2,149,718	$2,129,278

Please refer to Note 5 for deposits-out pledged as collateral.
(10)	IMPAIRMENT LOSS

	For the three-month periods ended
	March 31,
	2009	2008
Available-for-sale financial assets, noncurrent	$—	$23,655
Financial assets measured at cost, noncurrent	—	21,289

Total	$—	$44,944

(11)	SHORT-TERM LOANS

	As of March 31,
	2009	2008
Unsecured bank loans	$102,361	$743,883

	For the three-month periods ended
	March 31,
	2009	2008
Interest rates	2.15%~3.72%	2.88%~3.51%

(12)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of March 31,
	2009	2008
Current
Interest rate swaps	$33,189	$224,775

During the three-month periods ended March 31, 2009 and 2008, net gains (loss) from financial liabilities at fair value through profit or loss were a net loss of NT$166 million and a net gain of NT$87 million, respectively.
(13)	BONDS PAYABLE

	As of March 31,
	2009	2008
Unsecured domestic bonds payable	$7,500,000	$18,000,000
Less: discounts on bonds payable	(2,348)	(4,515)

Subtotal	7,497,652	17,995,485
Less: Current portion	—	(10,499,910)

Net	$7,497,652	$7,495,575

a.
During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled to NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27 2008, the five-year and seven-year bonds were fully redeemed, respectively.

b.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled to NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

c.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:
i.
On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not in part, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not in part, of the bonds.

iii.
In the event that UMC’s ADSs or shares have officially cease to be listed or admitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.
In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in such case the bondholders would not be entitled to receive payments of such additional amounts.

v.
If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC redeemed the principal amount of the bonds on their maturity date, February 15, 2008.
(d)	Conversion:
i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.
(e)	Redemption at maturity date

At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.

d.	Repayment of the above-mentioned bonds in the future years is as follows:

Bonds repayable in	Amount
2010	$7,500,000

(14)	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	March 31, 2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.

For the three-month period ended
March 31, 2009
Interest Rates	1.365%~1.815%

b.	The above long-term loan will be repaid by installments with the last payment on December 30, 2013. Respective repayments in the coming years are as follows:

Long-Term Loans repayable in	Amount
2011	$233,334
2012	233,333
2013	233,333

Total	$700,000

c.	The Company did not have any long-term loans as of March 31, 2008.

d.	Please refer to Note 5 for property, plant and equipment pledged as collateral for long- term loans.
(15)	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of March 31, 2008, each at a par value of NT$10.
b.
UMC had issued a total of 220 million ADSs, which were traded on the NYSE as of March 31, 2008. The total number of common shares of UMC represented by all issued ADSs was 1,098 million shares as of March 31, 2008. One ADS represents five common shares.

c.
As recommended by the board of directors, and approved by the shareholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital.

d.
On September 10, 2008, the UMC cancelled 349 million shares of treasury stock, which were repurchased during the period from May 18, 2005 to July 15, 2005 for conversion of the convertible bonds into shares.

e.
On December 17, 2008, UMC cancelled 142 million shares and 214 million shares of treasury stock, which were repurchased during the periods from October 4 to November 2, 2005 and May 25 to July 13, 2006, respectively, for the purpose of transferring to employees. In addition, on December 17, 2008, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from August 28 to October 2, 2008 to maintain UMC’s credit and shareholders’ equity.

f.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of March 31, 2009, each at a par value of NT$10.
g.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of March 31, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of March 31, 2009. One ADS represents five common shares.

(16)	EMPLOYEE STOCK OPTIONS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

			Shares available to
	Total number of	Total number of	option holders
	options granted	options outstanding	(in thousands)	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	33,749	23,529	$33.70
March 23, 2004	33,330	14,278	9,954	$31.25
July 1, 2004	56,590	33,609	23,431	$28.24
October 13, 2004	20,200	7,624	5,315	$24.28
April 29, 2005	23,460	11,225	7,826	$22.37
August 16, 2005	54,350	29,341	20,455	$29.47
September 29, 2005	51,990	37,464	26,119	$26.89
January 4, 2006	39,290	18,231	12,710	$23.17
May 22, 2006	42,058	26,630	18,566	$25.19
August 24, 2006	28,140	16,776	11,695	$24.09
December 13, 2007	500,000	429,465	429,465	$18.03

Total	1,906,738	658,392	589,065

Note:
The employee stock options granted prior to August 7, 2007, effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the three-month periods ended March 31, 2009 and 2008 are as follows:

	For the three-month periods ended March 31,
	2009			2008
			Weighted-			Weighted-
		Shares	average		Shares	average
		available to	Exercise		available to	Exercise
		option	Price per		option	Price per
	Option	holders	shares	Option	holders	shares
	(in thousands)	(in thousands)	(NTD)	(in thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	709,484	627,086	$20.79	1,287,407	1,048,832	$21.06
Granted	—	—	$—	—	—	$—
Exercised	—	—	$—	—	—	$—
Forfeited	(11,651)	(10,524)	$20.22	(80,586)	(58,611)	$21.31
Expired	(39,441)	(27,497)	$24.15	—	—	$—

Outstanding at end of period	658,392	589,065	$20.65	1,206,821	990,221	$21.05

Exercisable at end of period	181,059	126,228	$28.25	590,097	411,396	$23.26

Weighted-average fair value of options granted during the period	$—			$—
b.	The information of the equity-settled share-based payment transactions as of March 31, 2009, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares available	Exercise
	Range of Exercise		available to	Expected	Price per		to option	Price per
Authorization	Price	Option	option holders	Remaining	share	Option	holders	share
Date	(NTD)	(in thousands)	(in thousands)	Years	(NTD)	(in thousands)	(in thousands)	(NTD)
2003.10.08	$28.24~$33.70	81,636	56,914	0.96	$31.02	81,636	56,914	$31.02
2004.09.30	$22.37~$29.47	85,654	59,715	2.31	$26.95	64,749	45,141	$26.93
2005.12.22	$23.17~$25.19	61,637	42,971	3.10	$24.29	34,674	24,173	$24.17
2007.10.09	$18.03	429,465	429,465	4.70	$18.03	—	—	$—

		658,392	589,065	3.98	$20.65	181,059	126,228	$28.25

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for the three-month periods ended March 31, 2009 and 2008 were NT$0.

The Company granted options prior to adopting ROC SFAS No. 39 “Accounting for Share-Based Payment.” Pro forma information on net income (loss) and earnings (loss) share using the fair value method is as follows:

	For the three-month period ended March 31, 2009
	Basic loss per share	Diluted loss per share
Net Loss	$(8,160,049)	$(8,160,049)
Loss per share (NTD)	$(0.64)	$(0.64)
Pro forma net loss	$(8,362,855)	$(8,362,855)
Pro forma loss per share (NTD)	$(0.66)	$(0.66)

	For the three-month period ended March 31, 2008
	(retroactively adjusted)
	Basic earnings (loss)	Diluted earnings (loss)
	per share	per share
Net Income	$205,828	$75,918
Earnings per share (NTD)	$0.02	$0.01
Pro forma net loss	$(36,441)	$(166,351)
Pro forma loss per share (NTD)	$(0.003)	$(0.01)
The fair value of the options outstanding as of March 31, 2009 and 2008 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions: expected dividend yields of 1.37%~1.71%; volatility factors of the expected market price of the Company’s common stock of 36.29%~49.10%; risk-free interest rate of 1.85%~2.85%; and a weighted-average expected life of the options of 4~5 years.
(17)	TREASURY STOCK
a.	Changes in treasury stock during the three-month periods ended March 31, 2009 and 2008 are as follows:
For the three-month period ended March 31, 2009
(In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	March 31, 2009
For transfer to employees	—	300,000	—	300,000

Total shares	—	300,000	—	300,000

For the three-month period ended March 31, 2008
(In thousands of shares)

	As of			As of
Purpose	January 1, 2008	Increase	Decrease	March 31, 2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	—	348,583

Total shares	704,299	—	—	704,299

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2009 and 2008, was 1,299 million and 1,321 million, while the ceiling amount was NT$36,043 million and NT$79,465 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and no longer have voting rights.

d.	As of March 31, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.10 per share. The closing price on March 31, 2009 was NT$11.10.
As of March 31, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of the UMC’s stock, with a book value of NT$18.70 per share. The closing price on March 31, 2008 was NT$18.70.
(18)	RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.
During the three-month periods ended March 31, 2009 and 2008, the amounts of the employee bonuses were estimated at NT$0 and NT$84 million; the amounts of remunerations to directors and supervisors were estimated at NT$0 and NT$1 million, respectively, under Accounting Research and Development Foundation Interpretation No. 96-052. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonuses and remunerations paid to directors and supervisors were charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the statement of income in the following year.
The appropriation and compensation of 2008 unappropriated retained earnings (accumulated deficit) has not yet been approved by the shareholder’s meeting as of the reporting date. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.
On March 18, 2009, UMC’s Board of Directors resolved to offset the UMC’s 2008 deficit of NT$26,748 million: NT$19,712 million by legal reserve and NT$7,036 million by additional paid-in capital. The distributions of retained earnings for the year 2007 was approved through the shareholders’ meetings held on June 13, 2008. The details of distribution are as follows:

2007
Cash Dividend	NT$0.75 per share
Stock Dividend	0.08 per share
Employees’ bonus — Cash	286,541
(in thousand NTD)
Employees’ bonus — Stock	1,146,166
(in thousand NTD)
Directors’ and Supervisors’ remuneration	11,939
(in thousand NTD)

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that is accounted for as deductions to shareholders’ equity, such as unrealized loss on financial instruments and cumulative translation adjustments. When the deductions to shareholders’ equity are reversed, the set-aside special reserve can be distributed.
(19)	EARNINGS (LOSS) PER SHARE
a.
There were employee stock options outstanding during the three-month period ended March 31, 2009 and there were zero coupon convertible bonds and employee stock options outstanding during the three-month period ended March 31, 2008. It is considered as a complex capital structure. However, the employee stock options were not dilutive when calculating the diluted earnings (loss) per share for the three-month periods ended March 31, 2009 and March 31, 2008; therefore, they were not included in the diluted earnings (loss) per share calculation. As a result, the calculated basic and diluted earnings (loss) per share for the three-month periods ended March 31, 2009 and 2008, are disclosed as follows:

For the three-month period ended March 31, 2009
	Amount			Loss per share (NTD)
	Loss		Shares	Loss
	before		expressed	before
	income tax	Net loss	in thousands	income tax	Net loss
Loss per share-basic (NTD)
Loss attributable to common stock shareholders	$(8,133,701)	$(8,160,049)	12,767,114	$(0.64)	$(0.64)

	For the three-month period ended March 31, 2008
	(retroactively adjusted)
	Amount			Earnings per share (NTD)
	Income		Shares	Income
	before		expressed	before	Net
	income tax	Net income	in thousands	income tax	income
Earning per share-basic (NTD)
Income available to common stock shareholders	$315,771	$205,828	13,171,692	$0.02	$0.02

Effect of dilution
Employee bonus	$—	$—	7,534
Convertible bonds payable	$(173,214)	$(129,910)	238,935
Earning per share-diluted:
Income available to common stock shareholders	$142,557	$75,918	13,418,161	$0.01	$0.01

4.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
POWER LIGHT TECH CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
MOBILE DEVICES INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the three-month periods ended March 31,
	2009		2008
	Amount	Percentage	Amount	Percentage
SILICON	$43,464	1	$499,627	2
Others	4,200	0	194,532	1

Total	$47,664	1	$694,159	3

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.
b.	Accounts receivable, net

	As of March 31,
	2009		2008
	Amount	Percentage	Amount	Percentage
AMIC	$101,215	1	$111,648	1
SILICON	31,105	1	379,872	3
Others	1,881	0	12,320	0

Total	134,201	2	503,840	4

Less: Allowance for sales returns and discounts	(1,061)		(112,784)
Less: Allowance for doubtful Accounts	(101,215)		—

Net	$31,925		$391,056

5.	ASSETS PLEDGED AS COLLATERAL
As of March 31, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,435	Customs	Customs duty guarantee
Equipment	5,663,885	Bank of Taiwan	Collateral for long term loans

Total	$6,284,320

As of March 31, 2008

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out	$620,213	Customs	Customs duty guarantee
(Time deposit)
6.	COMMITMENTS AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$7.6 billion. Royalties and development fees payable in future years are NT$3.3 billion as of March 31, 2009.

(2)
The Company signed several construction contracts for the expansion of its factory space. As of March 31, 2009, these construction contracts have amounted to approximately NT$2.9 billion and the unpaid portion of the contracts was approximately NT$0.4 billion.

(3)
The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2032. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2009 (2nd quarter and thereafter)	$249,244
2010	323,175
2011	302,046
2012	246,283
2013	229,837
2014 and thereafter	1,722,680

Total	$3,073,265

(4)
On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.
Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.
In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. That appeal is still pending in the Supreme Administrative Court.

For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.
In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutor’s Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. H.C. Tsao and Mr. John Hsuan with the Supreme Court. The case is still pending in the Supreme Court.
On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. That case is still pending in the Supreme Administrative Court.
7.	SIGNIFICANT DISASTER LOSS
None.
8.	SIGNIFICANT SUBSEQUENT EVENT
None.
9.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies
The Company’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.
UMC also enters into derivative transactions, including interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.
The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.
Cash flow interest rate risk
UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.
UMC’s long-term loans bear floating interest rates. The fluctuation of market interest will result in changes in the UMC’s future cash flows.
Foreign currency risk
The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principal, the Company does not carry out any forward contracts for uncertain commitments.
Commodity price risk
The Company’s exposure to commodity price risk is minimal.
Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents, held-to-maturity financial assets, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.
Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.
Liquidity risk
The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.
(3)	Information of financial instruments
a.	Fair value of financial instruments

	As of March 31,
	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$47,103,855	$47,103,855	$41,097,714	$41,097,714
Financial assets at fair value through profit or loss, current	1,122,375	1,122,375	4,184,129	4,184,129
Notes, accounts and other receivable	7,702,218	7,702,218	14,035,903	14,035,903
Financial assets at fair value through profit or loss, noncurrent	218,301	218,301	48,834	48,834
Available-for-sale financial assets, noncurrent	23,189,870	23,189,870	42,227,377	42,227,377
Financial assets measured at cost, noncurrent	7,547,258	—	8,349,605	—
Long-term investments accounted for under the equity method	9,404,810	8,968,490	9,282,436	8,991,133
Prepayment for long-term investments	5,160	—	—	—
Deposits-out	765,134	765,134	745,254	745,254

	As of March 31,
	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
Derivative
Interest rate swaps	$113,477	$113,477	$54,137	$54,137
Forward Contract	6,078	6,078	115,358	115,358

Financial Liabilities
Non-derivative
Short-term loans	$102,361	$102,361	$743,883	$743,883
Payables	11,289,929	11,289,929	16,910,327	16,910,327
Bonds payable (current portion included)	7,497,652	7,143,323	17,995,485	17,503,005
Long-term loan	700,000	700,000	—	—
Derivative
Interest rate swaps	33,189	33,189	224,775	224,775
b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes and accounts receivable, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.
v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.
vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company current incremental borrowing rates for borrowings with similar types.
viii.
The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	2009.03.31	2008.03.31	2009.03.31	2008.03.31
Non-derivative Financial Instruments
Financial assets
Financial assets at fair value through profit or loss, current	$1,122,375	$4,184,129	$—	$—
Financial assets at fair value through profit or loss, noncurrent	218,301	48,834	—	—
Available-for-sale financial assets, noncurrent	22,388,280	40,981,922	801,590	1,245,455
Long-term investments accounted for under the equity method	—	—	8,968,490	8,991,133
Financial liabilities
Short-term loans	—	—	102,361	743,883
Bonds payable (current portion included)	7,143,323	17,503,005	—	—
Long-term loan	—	—	700,000	—

Derivative Financial Instruments
Financial assets
Interest rate swaps	—	—	113,477	54,137
Forward contract	—	—	6,078	115,358

Financial liabilities
Interest rate swaps	—	—	33,189	224,775

d.
For the three-month periods ended March 31, 2009 and 2008, the total changes in fair value estimated by using valuation techniques and recognized in the consolidated statement of income during the three month periods were a loss of NT$177 million and a gain of NT$813 million, respectively.

e.
The Company’s financial assets with cash flow interest rate risk exposure were NT$113 million and NT$54 million as of March 31, 2009 and 2008. The Company’s financial liabilities with cash flow interest rate risk exposure were NT$33 million and NT$225 million as of March 31, 2009 and 2008, respectively.

f.
During the three-month periods ended March 31, 2009 and 2008, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$68 million and NT$184 million, respectively, while interest expenses for the three-month periods ended March 31, 2009 and 2008 were NT$24 million and NT$50 million, respectively.

(4)
The Company entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.
The Company utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2009 and 2008, the Company had the following interest rate swap agreements outstanding:
As of March 31, 2009

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

As of March 31, 2008

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by the Company are summarized as follows:
As of March 31, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell US$74 million	March 9, 2009 to May 12, 2009
As of March 31, 2008

Type	Notional Amount	Contract Period
Forward contracts	Sell US$348 million	Feb 21, 2008 to May 6, 2008
c.	Transaction risk
(a)	Credit risk
There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.
(b)	Liquidity and cash flow risk
The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.The cash flow requirements on forward contracts are limited the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.
(c)	Market risk
Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on the financial statements is summarized as follows:
As of March 31, 2009 and 2008, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$113 million and NT$54 million; as of March 31, 2009 and 2008, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounted to NT$33 million and NT$225 million respectively. Related valuation loss of NT$73 million and gain of NT$148 million were recorded under non-operating expense and revenue for the three-month periods ended March 31, 2009 and 2008, respectively.
As of March 31, 2009 and 2008, the forward contracts were classified as current assets amounted to the NT$6 million and NT$115 million, respectively, and the changes in the valuation loss of NT$177 million and valuation gain of NT$665 million were recorded under non-operating expense and revenue for the three-month periods ended March 31, 2009 and 2008, respectively.
(5)	Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2009 and 2008 are disclosed in Attachment 1.

(6)	Details of subsidiaries that hold UMC’s stock are as follows:
As of March 31, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$178,474	Long-term investment
As of March 31, 2008

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	15,386	$287,725	Long-term investment

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
For the three-month period ended March 31, 2009

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$5,915,551	Net 60 days	53%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	2,917,255	—	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	919,095	Net 60 days	8%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	702,712	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	165,347	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	106,913	—	0%
For the three-month period ended March 31, 2008

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,099,240	Net 60 days	56%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,772,020	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	2,739,063	Net 60 days	11%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,788,979	—	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	441,389	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	254,554	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD unless otherwise specified)
Note 1:	UMC and its subsidiaries are coded as follows:
1.	UMC is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1.	The holding company to subsidiary.

2.	Subsidiary to holding company.

3.	Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:
The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.